Issuer Free Writing Prospectus dated November 14, 2022

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus dated November 8, 2022

Registration File No. 333-267911

This free writing prospectus relates to the common stock of Acrivon Therapeutics, Inc. (the “Company”) and should be read together with the preliminary prospectus dated November 8, 2022 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (File No.  333-267911) (the “Registration Statement”) related to the offering of such securities. The Preliminary Prospectus may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1781174/000119312522279682/d383050ds1a.htm . This free writing prospectus supplements and updates the information contained in the Preliminary Prospectus. You should read the Preliminary Prospectus carefully, including the section entitled “Risk Factors” before deciding to invest in our common stock. Capitalized and other terms used herein but not defined have the meanings set forth in the Preliminary Prospectus.

Common stock offered in a potential concurrent private placement	Chione Limited, a 5% or greater stockholder, has indicated to us its interest in purchasing, for its own account or those of its affiliates, up to $5.0 million in shares of our common stock at the initial public offering price per share in a private placement that would be expected to close concurrently with this offering. The shares to be sold in the concurrent private placement will constitute restricted securities under the Securities Act of 1933, as amended. The underwriters for this offering will serve as placement agents for the concurrent private placement and will receive a placement agent fee that is a percentage of the total purchase price of the private placement shares equal to the percentage underwriting discount the underwriters will receive on shares sold in this offering. The closing of this offering is not conditioned upon the closing of the concurrent private placement

Use of Proceeds	The proceeds from the potential concurrent private placement will be used together with the proceeds of this offering as set forth in the Preliminary Prospectus.

Participation by existing investors in this offering

In addition to the indication of interest in the potential concurrent private placement from our existing stockholder Chione Limited, certain of our existing stockholders and their affiliates have indicated to us their interest in purchasing up to an aggregate of 88% of the shares of common stock offered in this underwritten offering at the initial public offering price and on the same terms as the other shares of common stock being offered in this offering. Although we expect these stockholders to purchase these shares of common stock to the extent that the underwriters allocate to them, indications of interest are not binding agreements or commitments to purchase, and we and the underwriters are currently under no obligation to sell shares of common stock to them. The number of shares of common stock available for sale to the general public will be reduced to the extent that these existing stockholders or their respective affiliates purchase shares of common stock in the offering.

To the extent these existing stockholders purchase shares in this offering, fewer shares may be actively traded in the public market because these stockholders may be restricted from selling such shares under applicable securities laws, which would reduce the liquidity of the market for our common stock.

Underwriters	The underwriters in this offering are: Jefferies LLC Cowen and Company, LLC Piper Sandler & Co.

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Acrivon Therapeutics, Inc. (the “Company”) has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022 or by emailing Prospectus_Department@Jefferies.com; Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attention: Prospectus Department, email: PostSaleManualRequests@broadridge.com, telephone: 1-833-297-2926; or Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, or by telephone at (800) 747-3924, or by email at prospectus@psc.com.